# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: INDIVIOR PLC, CIK 0001625297
CUSIP: G4766E116
Title of class of securities: Ordinary Shares, $0.50 nominal value per share
Address of issuer's principal executive offices: 333 South Grand Avenue, 28th Floor, Los Angeles, California (CA), 90071
Date of event which requires filing of this statement: 02/28/2025
Amends the filing with accession number 0001140361-24-042795
Filed by CIK 0001790787
Persons authorized to receive notices and communications: Richard Ting, 333 South Grand Avenue, 28th Floor, Los Angeles, California, California (CA), 90071, (213) 830-6484

## Reporting persons
- Oaktree Value Opportunities Fund, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 0; shared voting power 6,237,438; sole dispositive power 0; shared dispositive power 6,237,438; aggregate amount beneficially owned 6,237,438 (5% of the class)
  Comment: Calculated based on 124,655,858 Ordinary Shares outstanding as of March 1, 2025, as disclosed by the Issuer in Exhibit 99.1 to Report of Foreign Issuer on Form 6-K filed with the Securities and Exchange Commission (the ''SEC'') on March 3, 2025.
- Oaktree London Liquid Value Opportunities Fund (VOF), L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 2,594,929; sole dispositive power 0; shared dispositive power 2,594,929; aggregate amount beneficially owned 2,594,929 (2.1% of the class)
  Comment: Calculated based on 124,655,858 Ordinary Shares, outstanding as of March 1, 2025, as disclosed by the Issuer in Exhibit 99.1 to Report of Foreign Issuer on Form 6-K filed with the SEC on March 3, 2025.
- Oaktree Phoenix Investment Fund, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 0; shared voting power 367,390; sole dispositive power 0; shared dispositive power 367,390; aggregate amount beneficially owned 367,390 (0.3% of the class)
  Comment: Calculated based on 124,655,858 Ordinary Shares, outstanding as of March 1, 2025, as disclosed by the Issuer in Exhibit 99.1 to Report of Foreign Issuer on Form 6-K filed with the SEC on March 3, 2025.
- Oaktree Capital Management, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 1,516,134; sole dispositive power 0; shared dispositive power 1,516,134; aggregate amount beneficially owned 1,516,134 (1.2% of the class)
  Comment: Calculated based on 124,655,858 Ordinary Shares, outstanding as of March 1, 2025, as disclosed by the Issuer in Exhibit 99.1 to Report of Foreign Issuer on Form 6-K filed with the SEC on March 3, 2025.
- Oaktree Fund GP I, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 9,199,757; sole dispositive power 0; shared dispositive power 9,199,757; aggregate amount beneficially owned 9,199,757 (7.4% of the class)
  Comment: Calculated based on 124,655,858 Ordinary Shares, outstanding as of March 1, 2025, as disclosed by the Issuer in Exhibit 99.1 to Report of Foreign Issuer on Form 6-K filed with the SEC on March 3, 2025.
- Oaktree Capital Holdings, LLC (CIK 0001790787): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 10,715,891; sole dispositive power 0; shared dispositive power 10,715,891; aggregate amount beneficially owned 10,715,891 (8.6% of the class)
  Comment: Calculated based on 124,655,858 Ordinary Shares, outstanding as of March 1, 2025, as disclosed by the Issuer in Exhibit 99.1 to Report of Foreign Issuer on Form 6-K filed with the SEC on March 3, 2025.
- Oaktree Capital Group Holdings GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 10,715,891; sole dispositive power 0; shared dispositive power 10,715,891; aggregate amount beneficially owned 10,715,891 (8.6% of the class)
  Comment: Calculated based on 124,655,858 Ordinary Shares, outstanding as of March 1, 2025, as disclosed by the Issuer in Exhibit 99.1 to Report of Foreign Issuer on Form 6-K filed with the SEC on March 3, 2025.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, $0.50 nominal value per share
Name of issuer: INDIVIOR PLC
Address of issuer's principal executive offices: 333 South Grand Avenue, 28th Floor, Los Angeles, California (CA), 90071
Comment: This Amendment No. 3 (this "Amendment No. 3") amends and supplements the Schedule 13D, originally filed on October 2, 2024, as amended by Amendment No. 1 filed on November 7, 2024, and Amendment No. 2 filed on December 18, 2024. Except as set forth herein, the Schedule 13D remains in full force and effect. Each capitalized term used but not defined herein has the meaning ascribed to such term in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 to the Schedule 13D is hereby amended to incorporate the following at the end thereof:

On March 3, 2025, the Oaktree Parties entered into an Amended and Restated Relationship Agreement (the "A&R Relationship Agreement") with the Issuer. The A&R Relationship Agreement amended and restated the Relationship Agreement among the parties dated December 16, 2024, and provided that, among other things, the Issuer would (i) propose a maximum of seven directors for re-election by shareholders at the 2025 Annual General Meeting of the Issuer (the "2025 AGM"), including Joe Ciaffoni and Daniel Ninivaggi (together, the "Continuing Nominees"), and certain other directors identified in the A&R Relationship Agreement, (ii) conduct a search to identify and appoint one additional external candidate to become a new non-executive director, the identity of whom shall be subject to approval by the Oaktree Parties (such approval is not to be unreasonably withheld or delayed), which a new non-executive director appointment shall be made as soon as reasonably possible following the 2025 AGM, and no later than July 1, 2025, and if no new non-executive director is appointed by such date, to appoint a new non-executive director candidate identified by the Oaktree Parties within two business days thereafter, (iii) appoint Mr. Ninivaggi as Chair of the Nomination Committee effective March 10, 2025, and (iv) until the expiry of the A&R Relationship Agreement, have a maximum of seven directors on the Board, provided that such maximum number will increase to eight directors upon the appointment of the new non-executive director pursuant to the terms of the A&R Relationship Agreement. The Issuer also agreed that the Board will recommend to shareholders the re-appointment of the Continuing Nominees to the Board at the 2025 AGM.

The A&R Relationship Agreement will terminate on December 31, 2025, provided that the Oaktree Parties may terminate the A&R Relationship Agreement earlier if the Issuer breaches certain provisions of the A&R Relationship Agreement.

The foregoing description of the A&R Relationship Agreement does not purport to be complete and is qualified in its entirety by reference to the A&R Relationship Agreement, which is attached as Exhibit 10.1 hereto and incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Schedule 13D is hereby amended and restated in its entirety as follows:

The information set forth in row (11) of each cover page of this Schedule 13D is incorporated by reference into this Item 5.

The Reporting Persons hold an aggregate of 10,715,891 shares of Common Stock, representing 8.6% of the Common Stock outstanding as of the date hereof. All such ownership percentages of the securities reported herein are calculated assuming 124,655,858 Ordinary Shares outstanding as disclosed by the Issuer in Exhibit 99.1 to Report of Foreign Issuer on Form 6-K filed with the SEC on February 4, 2025.

In this regard, OVO Fund is the direct holder of 6,237,438 Ordinary Shares. VOF Fund is the direct holder of 2,594,929 Ordinary Shares. OPI Fund is the direct holder of 367,390 Ordinary Shares. OC Management is the investment manager to Boston Patriot Arlington St LLC, an SMA account which directly holds 1,516,134 Ordinary Shares. Oaktree GP I is the indirect general partner of OVO Fund, VOF, and OPI Fund, and as such may be deemed to beneficially own an aggregate of 9,199,757 Ordinary Shares. OC Holdings is the indirect general partner of OVO Fund, VOF, OPI Fund, and Oaktree GP I, and as such may be deemed to beneficially own an aggregate of 10,715,891 Ordinary Shares. OC Group Holdings is the indirect owner of the Class B Units of OC Holdings, and as such may be deemed to beneficially own an aggregate of 10,715,891 Ordinary Shares. Each of the Reporting Persons disclaims beneficial ownership of the reported securities, and the filing of this Statement shall not be construed as an admission of such beneficial ownership for the purposes of Section 13(d) or 13(g) of the Exchange Act.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) of the Schedule 13D is hereby amended and restated in its entirety as follows:

The information set forth in rows (7) through (10) of the cover pages of this Schedule 13D is incorporated by reference into this Item 5.
Transactions in the class effected during the past sixty days:
Item 5(c) of the Schedule 13D is hereby amended and restated in its entirety as follows:

The Reporting Persons have acquired shares of Common Stock within the prior 60 days as follows:

Date Purchase/(Sale) Amount of Shares Price

2/25/25 Purchase 25,000 $8.26

2/26/25 Purchase 50,000 $8.49

2/27/25 Purchase 118,911 $6.80

2/27/25 Purchase 700,000 $8.85

2/28/25 Purchase 100,000 $8.86

2/28/25 Purchase 200,000 $8.98
Other persons with the right to receive dividends or sale proceeds: Not applicable
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 to the Schedule 13D is hereby amended to incorporate the following at the end thereof:

On March 3, 2025, the Oaktree Parties entered into The A&R Relationship Agreement, as defined and described in Item 4 above, which is attached as Exhibit 10.1 hereto and incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 to the Schedule 13D is hereby amended to incorporate the following at the end thereof:

Exhibit 10.1
Amended and Restated Relationship Agreement, dated as of March 3, 2025, by and among the Issuer and Oaktree Parties, incorporated herein by reference to Exhibit 10.1 on Form 8-K filed by the Issuer on March 4, 2025.

## Signatures
- Oaktree Value Opportunities Fund, L.P.: /s/ Henry Orren, Henry Orren / Authorized Signatory (03/04/2025)
- Oaktree London Liquid Value Opportunities Fund (VOF), L.P.: /s/ Henry Orren, Henry Orren / Authorized Signatory (03/04/2025)
- Oaktree Phoenix Investment Fund, L.P.: /s/ Henry Orren, Henry Orren / Authorized Signatory (03/04/2025)
- Oaktree Capital Management, L.P.: /s/ Henry Orren, Henry Orren / Authorized Signatory (03/04/2025)
- Oaktree Fund GP I, L.P.: /s/ Henry Orren, Henry Orren / Authorized Signatory (03/04/2025)
- Oaktree Capital Holdings, LLC: /s/ Henry Orren, Henry Orren / Authorized Signatory (03/04/2025)
- Oaktree Capital Group Holdings GP, LLC: /s/ Henry Orren, Henry Orren / Authorized Signatory (03/04/2025)